Exhibit 99.2

Vince McMahon Takes Actions in Support of Plan for WWE to Undertake a Review of Strategic Alternatives and Capture Unique Opportunity to Maximize Long-term Value for All Shareholders

Submits written consent to WWE Board electing himself and Company veterans

George Barrios and Michelle Wilson as Directors

Actions are necessary to ensure McMahon’s full participation in upcoming media rights negotiations and review of strategic alternatives

Greenwich, Conn. – January 5, 2023 – Vince McMahon, the founder and controlling shareholder of World Wrestling Entertainment Inc. (“WWE” or the “Company”) (NYSE: WWE), announced today that he has taken necessary actions to position the Company to capitalize on a unique opportunity to maximize long-term value for all WWE shareholders. The actions, communicated to WWE’s Board of Directors today via written consent, include the election to the Board of Mr. McMahon, as well as Michelle Wilson and George Barrios – former WWE Co-Presidents and Board members, and currently the Co-Founders and Co-CEOs of Isos Capital Management – and the requisite removal from the Board of three directors. Mr. McMahon expects to assume the role of Executive Chairman of the Board.

Mr. McMahon’s new role will enable unified decision making through the Company’s upcoming media rights negotiations and a parallel full review of the Company’s strategic alternatives, which Mr. McMahon believes is the right course of action and in the best interests of WWE and WWE shareholders amidst the current dynamics in the media and entertainment industry. As Mr. McMahon has communicated to the Board, he believes there is a narrow window of opportunity to create significant value for all shareholders and that to do so, the strategic alternatives review must occur in tandem with the media rights negotiations. He also expressed to the Board that he believes these two initiatives require Mr. McMahon’s direct participation, leadership, and support as controlling shareholder.

“WWE is entering a critical juncture in its history with the upcoming media rights negotiations coinciding with increased industry-wide demand for quality content and live events and with more companies seeking to own the intellectual property on their platforms,” said Mr. McMahon. “The only way for WWE to fully capitalize on this opportunity is for me to return as Executive Chairman and support the management team in the negotiations for our media rights and to combine that with a review of strategic alternatives. My return will allow WWE, as well as any transaction counterparties, to engage in these processes knowing they will have the support of the controlling shareholder.”

Prior to delivering written consent, Mr. McMahon sent two separate letters to the Board in late December in which he expressed the urgency of his return to the Company as Executive Chairman and his desire to work collaboratively with the Board and management team. Following conversations with representatives of the Company both before and after Mr. McMahon’s most recent letter on December 31, Mr. McMahon determined, consistent with his rights as controlling shareholder, that the steps announced today are necessary to maximize value for all WWE shareholders.

Mr. McMahon said, “Ms. Wilson and Mr. Barrios are highly qualified directors whose professional experience positions them well to help the Company achieve the best possible outcomes in both initiatives. As former WWE Co-Presidents and Board members, they are intimately familiar with industry dynamics and the organization’s operations and have helped guide the Company through past successful media rights negotiations. I look forward to working closely again with Michelle and George – as well as the Company’s remaining directors and management team, who have my full support and confidence. WWE has an exceptional management team in place, and I do not intend for my return to have any impact on their roles, duties, or responsibilities.”

In conjunction with the changes to WWE’s Board, Mr. McMahon’s written consent also includes certain amendments to the Company’s bylaws to ensure that WWE’s corporate governance continues to properly enable and support shareholder rights. These changes will be detailed in a Schedule 13D amendment to be filed by Mr. McMahon and a Form 8-K to be filed by the Company in the coming days.

No assurances can be given regarding the outcome or timing of the review process. Mr. McMahon does not intend to comment further until the process has concluded or Mr. McMahon has otherwise determined that further disclosure is appropriate or required.

Michelle Wilson Biography

Ms. Wilson is Co-Founder and Co-CEO of Isos Capital Management. She is a leading sports and entertainment c-suite executive and, prior to founding Isos with Mr. Barrios, most recently served as Co-President and Board Member of WWE until January 2020. In 2018, Forbes named Ms. Wilson one of the 10 Most Powerful Women in Sports. She also was featured on the Adweek 50 list, which highlights the leading executives in Media, Marketing and Technology, and named one of Sports Illustrated’s 10 Most Influential Women in Sports. She joined WWE in 2009 and prior to her appointment as Co-President, served as Chief Revenue and Marketing Officer.

Previously, Michelle served as the Chief Marketing Officer of the United States Tennis Association, oversaw all marketing efforts for the launch of the XFL, a partnership between WWE and NBC, and held consumer products and brand management positions at the NBA and Nabisco, respectively. She received her MBA from Harvard Business School and currently serves on the Boards of Bowlero Corporation and Turtle Beach Corporation.

George Barrios Biography

Mr. Barrios serves as Isos Capital Management’s Co-Founder and Co-CEO. He is an award-winning c-suite executive and most recently served as Co-President and Board Member of WWE until January 2020. In 2017, Institutional Investor ranked George among the Top 3 CFOs in the Media Industry as part of its All-America Executive team rankings. He joined WWE in 2008 as its Chief Strategy and Financial Officer.

Previously, he held leadership roles in finance, strategy and operations at the New York Times, Praxair, Time Warner and HBO. He received his MBA from the University of Connecticut School of Business and currently serves as the National Board Chair of the Make-A-Wish Foundation.

Kirkland & Ellis is serving as legal counsel to Mr. McMahon.

Forward Looking Statements

This press release contains forward-looking statements pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Forward looking statements include statements regarding Mr. McMahon’s return to the Board as Executive Chairman, the impact of Mr. McMahon, Ms. Wilson and Mr. Barrios as members of the Board, the timing and success of the Company’s media rights negotiations and the Company’s review of strategic alternatives. In addition, the words “may,” “will,” “could,” “anticipate,” “plan,” “continue,” “project,” “intend,” “estimate,” “believe,” “expect,” “outlook,” “target,” “goal,” “guidance” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These statements relate to future possible events, as well as plans, objectives, expectations and intentions and are not historical facts and accordingly involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from future results expressed or implied by such forward-looking statements. These forward-looking statements are subject to uncertainties relating to, without limitation, the matters referred to in this release, the complexity of the Company’s rights agreements across distribution mechanisms and geographical areas and the Company’s review of strategic alternatives. Forward-looking statements speak only as of the date made and are subject to change without any obligation to update or revise them. Undue reliance should not be placed on these statements.

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